CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

For the three months ended November 30, 2016 and 2015

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators,

the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements, or the related Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

	Note	November 30, 2016	August 31, 2016

ASSETS
Current
Cash	5	$ 3,487,817	$ 4,048,000
Amounts receivable	6	3,858	4,573
Marketable securities	7	38,000	40,000
Advances and prepaid expenses	8	118,482	152,224
		3,648,157	4,244,797

Equipment	9	63,442	67,918
Exploration and evaluation assets	10	461,958	349,184

		$ 4,173,557	$ 4,661,899

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 79,787	$ 122,155

Shareholders’ Equity
Share capital	12	31,148,478	31,148,478
Stock-based reserve		6,873,431	6,873,431
Warrant reserves		5,155,664	5,155,664
Accumulated other comprehensive loss		(85,717)	(64,811)
Deficit		(38,998,086)	(38,573,018)
		4,093,770	4,539,744

		$ 4,173,557	$ 4,661,899

Nature and continuance of operations 1

Subsequent events 10

These condensed consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on January 16, 2017.

They are signed on the Company’s behalf by:

“Joseph Hebert”	“Kevin Nishi”
Joseph Hebert, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended November 30,
	Note	2016	2015

Expenses
Consulting fees	13	$ 28,125	$ 31,214
Depreciation		4,884	2,709
Directors’ fees		10,162	9,885
Exploration and evaluation expenditures	10	327,545	284,782
Exploration and evaluation expenditure recoveries	10	-	(157,353)
Foreign exchange		(79,163)	(95,207)
Insurance		6,908	7,076
Investor relations		44,263	25,342
Office, rent, telephone, sundry		14,993	18,603
Professional fees		3,009	394
Stock-based compensation	12	-	-
Travel and promotion		2,905	16,728
Transfer agent, filing and regulatory		3,688	5,512
Wages and benefits		58,318	100,219
		(425,637)	(249,904)

Interest income		569	669
Gain/(loss) on sale of equipment		-	(13,114)
		569	(12,445)
Loss for the period		(425,068)	(262,349)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		(2,000)	(1,000)
Foreign currency translation differences for foreign operations		(18,906)	(8,988)
Comprehensive loss for the period		$ (445,974)	$ (272,337)
Basic and diluted loss per share		$ (0.00)	$ (0.00)
Weighted average number of shares outstanding		103,380,807	74,240,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Three months ended November 30,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$ (425,068)	$ (262,349)

Items not involving cash:
Depreciation	4,884	2,709
Unrealized foreign exchange gain	(82,657)	(51,695)
Loss on disposal of equipment	-	13,114

Changes in non-cash working capital balances:
Amounts receivable	715	7,516
Advances and prepaid expenses	33,742	50,875
Accounts payable and accrued liabilities	(42,368)	(124,244)
	(510,752)	(364,074)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(105,852)	(95,698)
Exploration and evaluation asset recoveries	-	53,733
	(105,852)	(41,965)
Effect of foreign exchange on cash	56,421	39,381
Change in cash during the period	(560,183)	(366,658)
Cash, beginning of period	4,048,000	2,901,091
Cash, end of period	$ 3,487,817	$ 2,534,433

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2016	103,380,807	$ 31,148,478	$ 6,873,431	$ 5,155,664	$ (86,411)	$ 21,600	$ (38,573,018)	$ 4,539,744
Stock-based compensation	-	-	-	-	-	-	-	-
Loss and comprehensive loss	-	-	-	-	(18,906)	(2,000)	(425,068)	(445,974)
Balance, November 30, 2016	103,380,807	$ 31,148,478	$ 6,873,431	$ 5,155,664	$ (105,317)	$ 19,600	$ (38,998,086)	$ 4,093,770

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	$ (61,413)	$ (44,192)	$ (37,096,866)	$ 3,328,802
Stock-based compensation	-	-	-	-	-	-	-	-
Loss and comprehensive loss	-	-	-	-	(8,988)	(1,000)	(262,349)	(272,337)
Balance, November 30, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	$ (70,401)	$ (45,192)	$ (37,359,215)	$ 3,056,465

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is 15381 – 36th Avenue, South Surrey, BC V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the three months ended November 30, 2016, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities, which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management estimates that the Company’s cash on hand at November 30, 2016, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2016.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2016, except for the following newly adopted policies.

Standards, interpretations and amendments adopted in the current fiscal year:

IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures

This amended provides specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 16 & IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

This amended (i) clarifies that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provides a rebuttable presumption for intangible assets.

IFRS 10 & IAS 28 Sale or Contribution of Assets between and Investor and Its Associate or Joint Venture (the effective date of this amendment has been postponed indefinitely)

This amended provides guidance on the sale or contribution of assets between an investor and its associate or joint venture.

The adoption of these amendments has not had an effect on the presentation of these condensed consolidated interim financial statements.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments yet to be effective:

A number of new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

New standard, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2016. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2016	August 31, 2016
Cash	FVTPL	$ 3,487,817	$ 4,048,000
Amounts receivable	Loans and receivables	3,858	4,573
Marketable securities	Available-for-sale	38,000	40,000
Advances	Loans and receivables	5,372	5,740
Accounts payable and accrued liabilities	Other liabilities	79,787	122,155

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Categories of Financial Assets and Financial Liabilities (continued):

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair Value of Marketable Securities:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2016
	Level 1	Level 2	Level 3
Cash	$ 3,487,817	$ -	$ -	$ 3,487,817
Available-for-sale securities	38,000	-	-	38,000
Total	$ 3,525,817	$ -	$ -	$ 3,525,817

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2016.

5.	CASH

	As at November 30, 2016	As at August 31, 2016
Canadian dollar denominated deposits	$ 1,168,826	$ 1,234,722
US dollar denominated deposits	2,191,050	2,764,743
Colombian Peso denominated deposits	127,941	48,535

Total	$ 3,487,817	$ 4,048,000

6.	AMOUNTS RECEIVABLE

	As at November 30, 2016	As at August 31, 2016
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 2,229	$ 2,116
Other amounts receivable	1,629	2,457

Total	$ 3,858	$ 4,573

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At November 30, 2016, the Company had the following marketable securities recognized at fair value:

			August 31, 2016	November 30, 2016		Fair Value at November 30, 2016
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Prism Resources Inc. (“Prism”)	200,000	$ 18,400	$ 21,600	$ (2,000)	$ 19,600	$ 38,000

8.	ADVANCES AND PREPAID EXPENSES

	As at November 30, 2016	As at August 31, 2016
Advances held by employees in the USA	$ 5,372	$ 5,246
Advances held by employees and suppliers in Colombia	487	494
	5,859	5,740
Prepaid expenses in Canada	112,623	146,484
Total	$ 118,482	$ 152,224

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2016	$ 1,391	$ 76,647	$ 10,455	$ 54,809	$ 88,905	$ 66,486	$ 298,693
Assets acquired	-	-	-	-	-	-	-
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	1,829	249	1,308	-	-	3,386
Balance at November 30, 2016	$ 1,391	$ 78,476	$ 10,704	$ 56,117	$ 88,905	$ 66,486	$ 302,079

Accumulated depreciation:
Balance at August 31, 2016	$ 564	$ 74,646	$ 8,248	$ 41,323	$ 73,591	$ 32,403	$ 230,775
Depreciation	62	154	111	853	1,148	2,556	4,884
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	1,784	199	995	-	-	2,978
Balance at November 30, 2016	$ 626	$ 76,584	$ 8,558	$ 43,171	$ 74,739	$ 34,959	$ 238,637

Carrying amounts:
August 31, 2016	$ 827	$ 2,001	$ 2,207	$ 13,486	$ 15,314	$ 34,083	$ 67,918
November 30, 2016	$ 765	$ 1,892	$ 2,146	$ 12,946	$ 14,166	$ 31,527	$ 63,442

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking, and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at November 30, 2016, are as follows:

	August 31, 2016	Additions	Recoveries	Write-off	Effect of movement in exchange rates	November 30, 2016

Alaska:
Willow Creek	$ 196,740	$ -	$ -	$ -	$ 4,695	$ 201,435
Renshaw Royalty	93,327	28,972	-	-	2,227	124,526
	290,067	28,972	-	-	6,922	325,961

Colombia:
Antares	23,029	76,880	-	-	-	99,909
Cerro Oro	-	-	-	-	-	-
Oribella	36,088	-	-	-	-	36,088

59,117	76,880	-	-	-	135,997
$ 349,184	$ 105,852	$ -	$ -	$ 6,922	$ 461,958

Complete details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2016, annual consolidated financial statements.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three-month period ended November 30, 2016, and 2015 are as follows:

	Three months ended November 30, 2016			Three months ended November 30, 2015
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures

Alaska:
Willow Creek	$ 54,743	$ -	$ 54,743	25,046	$ -	$ 25, 046

Colombia:
Alliance expenditures	-	-	-	181,591	(127,114)	54,477
Cerro Oro (Prism)	-	-	-	30,239	(30,239)	-
General exploration	272,802	-	272,802	47,906	-	47,906
	272,802	-	272,802	259,736	(157,353)	102,383
TOTAL	$ 327,545	$ -	$ 327,545	$ 284,782	$ (157,353)	$ 127,429

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%, subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid by Gold Torrent)	150,000
January 15, 2016 (paid by Gold Torrent)	150,000
January 15, 2017 (paid subsequently)	150,000
January 15, 2018	150,000
January 15, 2019 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”).

Gold Torrent has completed the Initial Earn-In Obligation prescribed under the Agreement, and has now elected to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project. Miranda and Gold Torrent are now drafting a definitive mining joint venture agreement (“Mining Venture Agreement”) for the formation of the joint venture that will incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016 (met)	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the joint venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the joint venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the joint venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the joint venture’s distributable cash and the ten percent (10%) balance of the joint venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the joint venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the joint venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the joint venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda.

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

10. EXPLORATION and EVALUATION ASSETS (continued)

b)	Renshaw Royalty purchase

The Company has reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are generally consistent with those of the ‘A’ Royalty.

As at November 30, 2016, the Company has paid $124,526 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

c)	Colombia – Antares Project

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property. On October 14, 2016, the Company paid the annual minimum operation payment to AMC of $76,880 (US$60,000) pursuant to the Antares Option. No further payments will be due on Antares until 30-days after the registration of the Mining Concession Contract for Antares with the National Mining Registry of Colombia.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2016	As at August 31, 2016
Trade and other payables in Canada	$ 57,056	$ 59,250
Trade and other payables in the USA	756	5,216
Trade and other payables in Colombia	8,522	32,227
Amounts payable and accrued liabilities to related parties	13,453	25,462

Total	$ 79,787	$ 122,155

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

At November 30, 2016, the Company had 103,380,807 common shares issued and outstanding (August 31, 2016 – 103,380,807). A summary of changes in share capital and reserves is contained in the condensed consolidated interim statements of changes in equity for the three months ended November 30, 2016 and 2015.

Fiscal 2016

There were no share issuances during the three-month period ended November 30, 2016.

Fiscal 2015

There were no share issuances during the three-month period ended November 30, 2015.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The Board of Directors determines the vesting terms of each stock option grant at the time of the grant.

The continuity for stock options for the three-month period ended November 30, 2016, is as follows:

Number outstanding Aug 31, 2016	Granted	Exercised	Expired/ Cancelled	Number outstanding Nov. 30, 2016	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,150,000	-	-	1,150,000	-	$ 0.400	Oct. 21, 2016	-
975,000	-	-	-	975,000	$ 0.305	Sep. 24, 2017	0.82 yrs
802,500	-	-	-	802,500	$ 0.155	Oct. 17, 2018	1.88 yrs
1,060,000	-	-	-	1,060,000	$ 0.145	Sep. 3, 2019	2.76 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	3.21 yrs
1,525,000	-	-	-	1,525,000	$ 0.145	Jan. 28, 2021	4.16 yrs
300,000	-	-	-	300,000	$ 0.120	Apr. 25, 2021	4.40 yrs
5,912,500	-	-	1,150,000	4,762,500	$ 0.17	(weighted average)	2.77 yrs
			Exercisable	4,762,500	$ 0.17	(weighted average)	2.77 yrs

As at November 30, 2016, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.17. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at November 30, 2016, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2016, being $0.075.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2016

During the three-month period ended November 30, 2016, the Company recorded $nil in stock-based compensation expense.

Fiscal 2015

During the three-month period ended November 30, 2016, the Company recorded $nil in stock-based compensation expense.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the three months ended November 30, 2016, is as follows:

Number outstanding August 31, 2016	Issued	Exercised	Expired/ Cancelled	Number outstanding Nov. 30, 2016	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	1.05 yrs
29,140,555	-	-	-	29,140,555	$ 0.120	Jun.23, 2021	4.56 yrs
49,976,355	-	-	-	49,976,355	$ 0.226	(weighted average)	3.10 yrs

On December 16, 2014, the Company amended the price escalation of the 20,835,800 outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model, which was also amended so as to remain at $0.50 for the life of the warrants.

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Goldnor Global Management Inc. (“GGMI”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Golden Oak Corporate Services Limited (“GO”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	Three months ended
	November 30, 2016	November 30, 2015
Consulting fees – GGMI	$ 28,125	$ -
Consulting fees – GO	-	30,947
Office and general expenses	-	1,431
Total	$ 28,125	$ 32,378

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the three-month period ended November 30, 2016, and 2015 were as follows:

	Three months ended
	November 30, 2016	November 30, 2015
Consulting fees	$ 28,125	$ 30,947
Salaries and benefits (1)	90,429	141,211
Directors fees	10,162	9,885
Share based compensation	-	-
Total	$ 128,716	$ 182,043

(1) – a portion of salaries are included in exploration and evaluation expenditures

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2016

(Unaudited - stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: the Alaska project in the United States; and various projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets, and geographical exploration expenditures.

15.	Management of Capital

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months.

16.	Supplemental Disclosure with Respect to Cash Flows

For the three-month period ended	November 30, 2016	November 30, 2015
Interest paid	$ -	$ -
Income taxes paid	-	-

12

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2016 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2016, 2015, and 2014 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 15, 2017.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company’s activities in the three months ended November 30, 2016, and up to the date of this MD&A, include:

  On August 24, 2016, the Company announced that drilling was underway on the Cerro Oro Project in Colombia; and
  On November 24, 2016, the Company announced the results of the limited drill program on the Cerro Oro Project in Colombia, and also announced that Prism Resources Inc. (“Prism”) had delivered a notice to withdraw from the Cerro Oro joint venture.

Alaska Update – Willow Creek Project

On April 13, 2016, Miranda filed an updated 43-101 technical report titled “National Instrument 43-101 Technical Report: Mineral Resource Estimate for the Willow Creek Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado, with and effective date of February 1, 2016 (1).

Highlights of the Report are:

•	The updated Measured and Indicated resource is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 troy ounces gold and an additional 59,000 tonnes Inferred at an average grade of 18.5 g Au/t containing 35,100 troy ounces. A cutoff of 5.0 g Au/t is used for all categories.

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

The mineral resource** is summarized in the table below:

Classification	Tonnes (x1000)	Gold		Silver
		g/t	oz.	g/t	oz.
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves.

** The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price.

•	The resource estimate is derived from a three dimensional block model within portions of eight sub-parallel veins in the Coleman area and two sub-parallel veins in the Lucky Shot area. The Coleman and Lucky Shot mines provided the bulk of historic production on the Willow Creek Project. The block model incorporates assays from 132 core holes drilled from surface between 2005 and 2009. The veins have an average thickness of 0.83 meters.

•	The resource occurs both up and down-dip of the historic Coleman workings and down-dip of the adjacent historic Lucky Shot workings.

•	There is excellent potential for extending mineralization down-dip and along strike from historic workings. The Murphy area, drilled in 2006 and 2007 extends the strike of the mineralized vein system to 1800 meters, or 600 meters beyond historic workings. Two of five holes drilled in the Murphy show high-grade mineralization (up to 0.98 meters at 54.6 g Au/t) 300 meters below the surface. The Murphy area mineralization is not delineated and supports significant upside potential near historic workings. Structural analysis on the Murphy drilling indicates the same vein geometry and grade trends as the vein segments mined adjacent to the west. The Murphy high-grade intercepts are the deepest mineralization known on the project, and support the extreme depth potential of mesothermal veins.

•	In 2014, Miranda completed a 234-station soil grid on Bullion Mountain centered approximately 2 kilometers from the Coleman and Lucky Shot mines. The highlight of this work was the discovery of three quartz vein sub-crops that assayed 50.74 g Au/t, 17.05 g Au/t and 18.5 g Au/t. These anomalies strongly suggest that the Willow Project veins extend as faulted segments from the Coleman and Lucky Shot mines, four kilometers to Bullion Mountain. The Bullion Mine produced 77,000 ounces at an average grade of 48 g Au/t.

•         The resource occurs on private surface patented claims. Permits will be issued by the State of Alaska.

Willow Creek Project Details

The Willow Creek Project is being advanced through a joint venture partnership between Gold Torrent, Inc. (“Gold Torrent”) and Miranda. Gold Torrent is currently earning into a 70% equity interest through funding US$10M in expenditures, most of which is directed toward a fast-track development plan. Gold Torrent intends to complete a preliminary feasibility study (“PFS”) in early 2017.

Willow is located 166 km north of Anchorage, Alaska, by road. The project area is east of the town of Willow, and can be accessed by a well-maintained gravel road. The project covers the majority of the historic Willow Creek mining district and contains 43 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 4,290 hectares. Numerous historical mines occur on the property including the Coleman, Lucky Shot, War Baby, and Gold Bullion Mines. These mines likely exploit faulted segments of the same vein system extending over 4 kilometers. Historic production from land now controlled by Miranda is estimated at greater than 500,000 ounces at 41.14 g Au/t (2) from approximately 1.6km strike of exploited veins.

At Willow, gold is found in shallow dipping mesothermal quartz veins. Gold is predominantly free and associated with telluride. Very little gold is occluded in sulfide, and historic milling recovered more than 85% of contained gold through gravity separation, demonstrating very favorable metallurgy, and possibly non-chemical processing for modern operations.

-------

(1) The updated mineral resource estimate for the Willow Creek project was completed by Zachary J. Black, SME-RM, of HRC.

(2) Stoll, W. M., 1997, Hunting for Gold in Alaska’s Talkeetna Mountains 1897-1951, Henry Publishing Co, Greensburg, PA

-------

2

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Definitive Agreement with Gold Torrent

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent.

Gold Torrent has completed the Initial Earn-In Obligation prescribed under the Agreement, and have elected to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project. Miranda and Gold Torrent are now drafting a definitive mining joint venture agreement (“Mining Venture Agreement”) for the formation of the joint venture (“Joint Venture”) that will incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016 (met)	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda.

Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A” Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B” Royalty”). The “A” Royalty covers the area, including the Coleman resource, which is expected to be initially developed. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

3

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Miranda has agreed to purchase up to 100% of the “A” Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the “A” Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the “A” Royalty purchased. If Miranda does not complete payment of any contract the remainder of the “A” Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% “A” Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the “B” Royalty, which option may be exercised at any time provided that the “A” Royalty contracts are not in default. Miranda may purchase up to 100% of the “B” Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are consistent with those of the “A” Royalty.

As at November 30, 2016, the Company had paid $124,526 towards the purchase of the first of the series of the “A” Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Colombia Update

Miranda maintains three active projects in Colombia: Antares, Cerro Oro, and Oribella.

Miranda continues to refine its Colombia exploration models including a re-focus towards epithermal gold vein and replacement systems with higher grade potential. Recently Miranda began evaluating a stratiform copper-silver province through reconnaissance and evaluations of third party projects. This province displays values commonly of 1.5 to 2.5% copper and are the first reported occurrence of these systems in Colombia.

Miranda is actively seeking partners for its Colombia projects – Antares, Cerro Oro, and Oribella.

Cerro Oro Project Update

On November 24, 2016, the Company announced the results of the limited drill program on the Cerro Oro Project in Colombia. The original planned drill program called for four to five angle holes totaling 1,200 meters. Due to the failure to obtain important surface easements in a timely manner, the drill program was limited to three angle holes totaling 472 meters.

All three holes completed have significant mineralization.

Cerro Oro drilling highlights (refer to Table below):

•	CO-001: 1m @ 3.67 g Au/t in a locally coliform, sulfide-quartz breccia, interpreted to be a down-dip and strike extension of the “Victoria Vein”.
•	CO-003: 1.45m @ 3.53 g Au/t in a heterolithic, matrix supported hydrothermal breccia that forms a contact zone with a dacite porphyry dike. The main breccia is subsequently injected by finer “fluidized” breccia. Several crosscutting sulfide veinlets occur in matrix and clasts. This is a newly recognized mineralization style on the project and indicates complexity and multi-stage mineralization in the system.

The Colombian Ministry of Interior has notified Miranda that a “Consulta Previa” with nearby indigenous peoples will be required for any additional work on the project. Miranda has started the “Consulta Previa” process, and intends to pursue it expeditiously.

4

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Miranda drilling demonstrated a proof of exploration target concept, and encountered significant multi-stage, telescoped primary epithermal and possible secondary porphyry-style alteration. This alteration and mineralization complexity was not recognized previous to core drilling. The geometry of the “Victoria Vein” and other veins and vein-breccia were defined, which will help design follow up drilling.

These drill results show a strike extent of 130 m along the “Victoria” fault-breccia-vein zone extending from the surface to a depth of 80m. Gold mineralization is strongly correlated with mercury (to 9.6 ppm), antimony (to 139 ppm), arsenic (to 1,900 ppm) and zinc (to 4,740 ppm). No other elements show appreciable elevated values.

In conventional zoning models for epithermal systems, high level to low level elemental occurrences are -> Mercury -> Antimony -> Arsenic -> Gold. In the same zoning models, gold is typically minor or absent in the mercury zone and gold begins to occur more strongly at the deepest extent of antimony, while the highest gold grades occur where arsenic begins to diminish as a major element. Zinc is associated with gold in many South American epithermal deposits, and the gold-zinc association at Cerro Oro compares favorably to the same relationship seen at nearby Marmato. Using the same exploration-zoning model, Marmato would occur with similar abundant zinc and adularia, but below the zone of mercury-antimony observed at Cerro Oro.

Table of significant drill results defined as 1m or greater, greater than 0.300 g Au/t. True thickness cannot be estimated but all holes are angled to test high-angle vein-faults with an approximate 72° southeast dip:

HOLE NUMBER	Interval	Length	Grade
	( m)	( m)	(g Au/t)
CO-001	30 to 41.7	11.70	0.388
including	30 to 35.7	5.70	0.633

CO-001	56.0 to 60.7	4.70	1.374
including	57.7 to 58.7	1.00	3.670

CO-001	78.5 to 80.5	2.00	0.546
CO-002	65.2 to 66.2	1.00	0.679
CO-002	122.2 to 125	2.80	0.866
including	122.2 to 123.8	1.60	1.170

CO-003	22.3 to 23.4	1.10	1.250
CO-003	34.6 to 36.5	1.90	0.364
CO-003	66.15 to 67.60	1.45	3.530

All five plus 1g Au/t intercepts contained either banded quartz vein or vein-breccia over 1m or greater. The minus 1g Au/t intercepts contained pyritic stockwork or sheeted pyritic veinlets and disseminated pyrite. Fine-grained adularia is associated with all gold occurrences. Some breccias contain matrix supported, mineralized clasts that may be explosively injected from lower depths. Breccias are from 6 m to 20 m wide, although the significant gold intervals within them are narrower. However in CO-001, 4.7 m of mixed banded vein and vein-breccia are significantly mineralized.

Alteration is typified by abundant mixed clays and more local silicification. In core, up to four cross-cutting events are observed. Adularia has two habits of occurrence - both as vein and veinlet selvages or pervasive within other alteration.

This limited drill program has tested 130m of a system that has a mapped 1.5km strike and 600m width. Miranda believes that intercepting multiple mineralized zones justifies continued drill tests of the large epithermal gold system at Cerro Oro. Widely used epithermal zoning models suggest higher gold grades are highly permissible below a near surface zone one of high mercury and antimony.

5

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Miranda intends to do gridded auger soils over the entire alteration zone and where possible determine clay species in soil pits, surface exposures and existing drill core. Gridded soils should indicate the centers of stronger and more continuous areas of gold mineralization. Areas of high-temperature illite may indicate upwelling fluid centers above high-grade mineralization. After modeling structural-dilational controls, future drilling will be designed to test below the mercury-antimony zone.

Qualified Person

The updated mineral resource estimate for the Willow Creek project was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this MD&A, which is identical to the information presented in our News Release dated April 14, 2016. Mr. Black reviewed the content of the April 14, 2016 news release, and has consented to the information provided in the form and context in which it appears.

The data disclosed in this MD&A has also been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Results of Operations

For the three months ended November 30, 2016 and 2015

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended
	November 30,	November 30,	NOTES
	2016	2015
	$	$
Loss for the period	425,068	262,349
Exploration and evaluation expenditures	327,545	284,782

Difference due to:

a)   additional spending on professional fees at Willow Creek of $29,700; and

b)  additional spending on general exploration in Colombia of $13,100 due to the addition of one full-time geologist

Exploration and evaluation expenditure recoveries	( -)	(157,353)	Current period reflects the fact that we do not have a funding partner on any of our projects this quarter

Office rent, telephone, secretarial, and sundry	14,993	18,603	We are now seeing the effect of the reduction in our discretionary spending here

Travel and business promotion	2,905	16,728	We are now seeing the effect of the reduction in our discretionary spending here

Wages and benefits	58,318	100,219

Reduction due to:

a)   greater allocation of wage costs to Colombia exploration projects in the current period vs. the comparative period of approx. $10,000; and

b)  reductions in management salaries of approx. $33,000, period-over-period

7

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	November 30, 2016 $	August 31, 2016 $	May 31, 2016 $	February 29, 2016 $	November 30, 2015 $	August 31, 2015 $	May 31, 2015 $	February 28, 2015 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(425,068)	(204,460)	(460,461)	(548,882)	(262,349)	(278,194)	(478,175)	(525,935)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some cases the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the near future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

8

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

The Company began the 2017 fiscal year with cash of $4,048,000. In the three months ended November 30, 2016, the Company expended $510,752 on operating activities; and expended $105,852 on investing activities; with a $56,421 positive effect of foreign exchange on cash, to end on November 30, 2016, with $3,487,817 in cash.

	For the three months ended
	November 30,	November 30,
	2016	2015
	$	$
Change in cash for the period	(560,183)	(366,658)
Cash used in operating activities	(510,752)	(364,074)

Cash (used in) provided by investing activities	(105,852)	(41,965)
- including cash used to purchase exploration and evaluation assets	(105,852)	(95,698)
- including cash recovered from funding partners for E&E assets	-	53,733

Effect of foreign exchange on cash	56,421	39,381

At the date of this MD&A, the Company has 4,762,500 stock options outstanding, all of which are exercisable, and 49,976,355 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments - albeit, none of these securities are currently “in-the-money”.

With careful management, the Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Goldnor Global Management Inc. (“GGMI”)	Consulting as CFO, Corporate Secretary,
corporate compliance services and
financial reporting

Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary,
corporate compliance services and
financial reporting

9

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount.

	Three months ended
	November 30, 2016	November 30, 2015
Consulting fees – GGMI	$ 28,125	$ -
Consulting fees – GO	-	30,947
Office and general expenses - GO	-	1,431
Total	$ 28,125	$ 32,378

Advances held by employees in the USA at November 30, 2016, amounted to $5,372 (August 31, 2016 - $5,246) and accounts payable and accrued liabilities to related parties at November 30, 2016, amounted to $13,453 (August 31, 2016 - $25,462).

b)	Compensation of directors and members of key management personnel (Chair, CEO, CFO, Corporate Secretary):

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the three-month period ended November 30, 2016 and 2015 were as follows:

	Three months ended
	November 30, 2016	November 30, 2015
Consulting fees	$ 28,125	$ 30,947
Salaries and benefits (1)	90,429	141,211
Directors fees	10,162	9,885
Share based compensation	-	-
Total	$ 128,716	$ 182,043

(1) – a portion of salaries are included in exploration and evaluation expenditures

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2016	August 31, 2016
Cash	FVTPL	$ 3,487,817	$ 4,048,000
Amounts receivable	Loans and receivables	3,858	4,573
Marketable securities	Available-for-sale	38,000	40,000
Advances	Loans and receivables	5,372	5,740
Accounts payable and accrued liabilities	Other liabilities	79,787	122,155

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2016
	Level 1	Level 2	Level 3
Cash	$ 3,487,817	$ -	$ -	$ 3,487,817
Available-for-sale securities	38,000	-	-	38,000
Total	$ 3,525,817	$ -	$ -	$ 3,525,817

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Risk Management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Balances at November 30, 2016, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	1,631,581	292,772,058	2,318,991
Amounts receivable	-	3,728,352	1,629
Advances and deposits	4,000	1,113,285	5,859
	1,635,581	297,613,695	2,326,479
Accounts payable and accrued liabilities	(8,143)	(19,500,212)	(19,457)
Net foreign currency monetary assets	1,627,438	278,113,483	2,307,022

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $230,700 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2016, dated as of December 15, 2016, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2016

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at November 30, 2016	103,380,807	49,976,355	4,762,500
Balance as of the date of this MD&A	103,380,807	49,976,355	4,762,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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